Orion Properties Inc. 2398 E. Camelback Road, Suite 1060 Phoenix, AZ 85016 November 25, 2025 VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attention: Ms. Isabel Rivera Re: Acceleration Request of Orion Properties Inc. Registration Statement on Form S-3 (File No. 333-291422) CIK No. 0001873923 Dear Ms. Rivera: Pursuant to Rule 461 under the Securities Act of 1933, as amended, Orion Properties Inc., a Maryland corporation, hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 3:00 p.m., Eastern time, on November 28, 2025, or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hunton Andrews Kurth LLP, by telephoning Kate Saltz at (804) 788-8642. Thank you for your attention to this matter. Very truly yours, ORION PROPERTIES INC. By: /s/ Paul Hughes Paul Hughes General Counsel & Secretary